CytoSorbents Corporation

305 College Road East

Princeton, New Jersey 08540

(732) 329-8885

September 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	CytoSorbents Corporation
Registration Statement on Form S-3
Filed July 26, 2024
File No. 333-281062

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CytoSorbents Corporation hereby requests acceleration of the effective date of the above referenced registration statement so that such registration statement may become effective at 4:00 P.M. (Washington, D.C. time) on September 30, 2024, or as soon as practicable thereafter.

CytoSorbents Corporation

By:	/s/ Dr. Phillip P. Chan
Name:	Dr. Phillip P. Chan
Title:	Chief Executive Officer